EXHIBIT 13 - 1995 Annual Report to Shareholders

                              * * *

                          "FRONT COVER"

   "schematic of a house with Mod-U-Krafs' 25th anniversary logo"

                     1996 ANNUAL REPORT

                              * * *

                      "INSIDE FRONT COVER"

     "picture of Mod-U-Kraf home in Henrico County, Virginia"

This stately 5-section, 2970 sq. ft., five star energy rated "Jefferson
(Rev)", is located in Henrico County, VA.  Builder: Thomas E. Searson.

                              * * *

LETTER TO SHAREHOLDERS

     Your management and Board of Directors are happy to report that our new manufacturing facility was completed in July of 1996. The total cost of the construction was within the $3 million original estimated cost.

     Our new plant went into production in July and our revenues have continued to increase as we work up to anticipated production levels. The process required adjustments in equipment and personnel as each house passes through a production station. These adjustments will continue until we achieve our production goal of two housing units per day. We are presently producing one housing unit per day in the new facility and anticipate producing two housing units per day by May 1, 1997.

     The increased overhead for training new employees, and other start-up costs, consumed most of our profits from the Old Franklin Turnpike plant for 1996.

     Net sales for the year ending December 31, 1996 were $11,372,471 which compares to sales in 1995 of $9,083,419.

     Net income after taxes for the year ending December 31, 1996 was $177,663 which compares to net income after taxes for the year 1995 of $378,824. The net income for 1996 amounts to $0.22 per common share which compares to net income after taxes of $0.46 per share during the fiscal year 1995.

     We have realigned and expanded our sales territories and hired sales personnel to insure that we have the orders necessary to produce sales in excess of $18 million in 1997 and continue to expand through 1998.

     Favorable interest rates and market demand has created an opportunity for multi-family and commercial units for our company in 1997. Projects scheduled to build include motels, day care centers, multi-family units, and office buildings.

     This continuing awareness and acceptance by the public, builders, and financial community of the many advantages of our code complying sectionalized products combined with the shortage of skilled trades in many markets has created a tremendous growth trend for our industry for now and into the future.


                              Dale H. Powell
                              President and Chairman of the Board


LEGAL COUNSEL                       EXECUTIVE OFFICES
---------------------------------   -------------------------------------
Hunton & Williams                   201 Old Franklin Tkpe. (P.O. Box 573)
Richmond, Virginia                  Rocky Mount, Virginia

INDEPENDENT ACCOUNTANT              TRANSFER AGENT
---------------------------------   -------------------------------------
Brown Edwards & Company, L.L.P.     First Union Bank
Roanoke, Virginia                   Charlotte, North Carolina

A COPY OF THE FORM 10-KSB AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS AVAILABLE THROUGH THE COMPANY AT NO COST TO A SHAREHOLDER UPON WRITTEN REQUEST TO THE SECRETARY OF THE COMPANY AT P.O. BOX 573, ROCKY MOUNT, VIRGINIA 24151.

                              * * *

                       INDEPENDENT AUDITOR'S REPORT



To the Board of Directors and Stockholders of Mod-U-Kraf Homes, Inc. and Subsidiary
Rocky Mount, Virginia


     We have audited the accompanying consolidated balance sheets of Mod-U-Kraf Homes, Inc. and Subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of income, stockholders' equity and cash flows for the years ended December 31, 1996, 1995, and 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Mod-U-Kraf Homes, Inc. and Subsidiary as of December 31, 1996 and 1995, and the results of their operations and their cash flows for the years ended December 31, 1996, 1995 and 1994 in conformity with generally accepted accounting principles.


                                  Brown, Edwards & Company, L.L.P.

                                    CERTIFIED PUBLIC ACCOUNTANTS

Roanoke, Virginia
January 24, 1997


                              * * *

                           BUSINESS INFORMATION


     Mod-U-Kraf Homes, Inc. (the Company), was incorporated as a Virginia Corporation on August 19, 1971. It is engaged in the business of manufacturing and selling custom-built, code complying sectionalized homes of its own design. In its 25 years in business at its corporate headquarters in Rocky Mount, Virginia, Mod-U-Kraf has built over 7,000 homes.

     The Company markets its homes in Virginia, West Virginia, North Carolina, South Carolina, Maryland, Delaware, and parts of Tennessee, Pennsylvania, and Kentucky. Mod-U-Kraf employs territory sales representatives and its homes are offered primarily to builders, land developers, and realtors who act as "turnkey" contractors.

     These homes are available in over 65 standard models ranging in size from 705 square feet to 2,970 square feet. There are over 100 options to allow for custom choices in exterior and interior designs. Styles of homes offered include Cape Cod, country homes and vacation homes. These homes allow for great rooms, spacious kitchen-dining-living areas, ample closets and fireplaces.

     In addition to single family homes, Mod-U-Kraf builds duplexes, motel units, medical and dental clinics, and office buildings.

     All Mod-U-Kraf products are constructed in either one of two production facilities. All homes are built inside out of weather and harms way by a work force of approximately 170 skilled crafts people and technicians specially trained in their areas and take great pride in their work.

     The units are transported to the construction site after being loaded on specially designed transporters. At the site, the units are off-loaded by crane to a permanent foundation. They are then secured together by a "zip-up" procedure and completed by the contractor, who makes plumbing and electrical connections, does final grading and landscaping, and adds exterior finish.

     Mod-U-Kraf's motto "After 25 years our reputation is still building" emphasizes the years of philosophical commitment to quality craftsmanship and new product development. Hi-tech production facilities, name brand materials, and skilled workmanship insure increased productivity, high quality, and ultimate customer satisfaction. Utilizing proven sales techniques, keeping sales exhibits current, and providing in-house sales consultation strengthens our ability to remain competitive in the marketplace.

     Management takes great pride in the fact that offering quality products and service has enabled us to maintain the same builders for many years. Mod-U-Kraf looks forward to a future of increased profitability and its commitment to provide premier sectionalized homes.

     The Company's business cannot be characterized as comprising more than one industry segment.


                      MARKET AND DIVIDEND INFORMATION

     The Corporation's common stock is traded in the over-the-counter market. The number of shareholders as of February 6, 1997 was 448. The range of bid and ask quotations and dividends declared for the last two calendar years are listed below.

                           QUOTATIONS ON COMMON STOCK

                    1996                          1995
                                                                     Dividends
             BID            ASK            BID            ASK         Declared

         High    Low    High    Low    High    Low    High    Low   1996   1995

First    3 1/2    --   4 1/2  4 1/4   4       3 1/2  4 1/2    --    $0.03  $0.03
Second   4 1/8  3 1/2  4 7/8  4 1/4   4       3 3/4  4 1/2   4 1/8  $0.03  $0.03
Third    5 --   4 1/8  6 --   4 7/8   3 3/4   3 1/2  4 1/2    --    $0.03  $0.03
Fourth   5 --     --   6 --     --    3 1/2    --    4 1/2    --    $0.03  $0.03


Source:  Wheat, First Securities, Inc.

The Corporation presently expects to pay dividends in the future as earnings permit.


                              * * *


                               OTHER BUSINESS DATA
                             SELECTED FINANCIAL DATA

                             Year Ended December 31,

                            1996       1995       1994       1993       1992

Net Sales               $11,372,471 $9,083,419 $9,288,807 $7,893,216 $6,898,726
Operating Income (Loss)     323,643    542,434    476,888    371,050    347,623
Net Earnings (Loss)         177,663    378,824    308,204    537,301    252,814
Earnings(Loss) Per Share
 Primary & Fully Diluted (1)   0.22       0.46       0.38       0.66       0.31
Cash Dividends Per Share (1)   0.12       0.12       0.12       0.10       0.10

Total Assets              9,617,921  7,845,504  6,329,477  5,883,150  5,241,378
Current Ratio             3.72 to 1  5.17 to 1  5.32 to 1  7.26 to 1  7.13 to 1
Deferred compensation     1,147,186  1,206,188  1,253,491  1,307,380  1,110,067
Book Value Per Share     (1)   5.65       5.55       5.25       4.99       4.42

(1) Primary and fully diluted earnings per common share are based on the weighted average number of shares of common stock outstanding and common stock equivalents of dilutive stock options. Per share amounts for the years ended December 31, 1992 through 1993 have been restated to reflect the 20% stock dividend issued on March 2, 1994.


                  Management's Discussion and Analysis of
               Financial Condition and Results of Operations

     1996 net sales of $11,372,471 were 25.20% higher than 1995 net sales of $9,083,419. Our total units sold increased by 20.96% over last year. This increase is due to the additional production from our new facility that went into operation in August of 1996.

     Gross Profit percentage declined in 1996 to 24.15% from 29.17% in 1995 and 27.27% in 1994. This is also due to the start-up of our new production facility. We have had increased manufacturing and payroll cost as we bring production up to our desired level.

     With the increase in production cost, we have kept the Selling, general and administrative expenses at the same level as prior years. Their percentages were 21.30% in 1996 compared to 23.20% and 22.14% for 1995 and 1994, respectively. To date we have not had any significant increases in staffing requirements or overhead expenses in the Selling, general or administrative expense area as we made the transition into our new manufacturing facility. As volume increase, we anticipate adding staff as the workload increases.

     Along with the decrease in Interest income, rental incomes has stopped due to the sale of our remaining Ski View Complex units. In addition, our new long term debt has added $64,000 in interest expense. We anticipate interest expense to be approximately $114,000 in 1997 if interest rates remain stable.

     Revenues and profits should show a significant increase in 1997 as we realize the benefits of our increased production capacity. There were no other significant variances.

Capital Resources and Liquidity

     Total funds generated were sufficient to meet the requirements for plant and equipment, debt retirement and dividends. By virtue of the cash and accounts receivable levels, the company feels that it has adequate liquidity for continued successful operations.

      The Company completed and put into operation our new manufacturing facility in August 1996. The cost of the 104,000 sq. ft. facility, including improvements and equipment was approximately $2,800,000 which was financed by an Industrial Development Bond Issue. The debt associated with this issue has a remaining life of 18 1/2 years.

     The Company believes that the effect of inflation on the results for the periods presented is not material.

     To the extent permitted by competition, the Company passes increased cost on to its customers by increasing sales prices from time to time.

                              * * *

                  MOD-U-KRAF HOMES, INC. AND SUBSIDIARY

                       CONSOLIDATED BALANCE SHEETS
                       December 31, 1996 and 1995

            ASSETS                          1996            1995
CURRENT ASSETS
  Cash and cash equivalents            $  1,077,270     $1,426,738
  Certificates of deposit                   200,000        689,000
  Trade and other receivables                52,928         63,866
  Inventories (Note 2)                    2,358,346      1,368,766
  Notes receivable, current portion
       (Note 3)                             796,721        882,234
  Income taxes receivable (Note 7)           46,123            -
  Prepaid expenses                           65,940         67,506
                                          ---------      ---------
            Total current assets          4,597,328      4,498,110

LONG-TERM NOTES RECEIVABLE (Note 3)         192,906        221,418

PROPERTY AND EQUIPMENT, at cost less
 accumulated depreciation (Note 4)        3,893,831      2,245,627
OTHER ASSETS
  Deferred taxes (Note 7)                   486,139        508,239
  Cash surrender value of officers' life
  insurance                                 116,227         95,440
  Reimbursement account (Note 6)            152,706        145,516
  Earnings on unused bond proceeds (Note 6) 105,474         58,124
  Debt issue costs                           73,310         73,030
                                           ---------      ---------

                                         $9,617,921     $7,845,504
                                          =========      =========
                  LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
  Current maturities of long-term debt
    (Note 6)                           $    150,000     $  150,000
  Current portion of postretirement
    benefits (Note 5)                        66,490         75,366
  Accounts payable, trade and other
    liabilities                             525,228        356,706
  Accrued compensation                      201,121        232,026
  Customer deposits                         293,655         23,315
  Income taxes payable (Note 7)                  -          60,364
                                          ---------      ---------
            Total current liabilities     1,236,494        897,777
LONG-TERM POSTRETIREMENT BENEFITS
 (Note 5)                                 1,080,696      1,130,822
LONG-TERM DEBT (Note 6)                   2,639,755      1,234,514
COMMITMENTS AND CONTINGENCIES (Notes 6
 and 12)                                        -                -
                                          ---------      ---------
            Total liabilities             4,959,945      3,263,113
                                          ---------      ---------
STOCKHOLDERS' EQUITY
  Common stock, $1 par value,
   2,000,000 shares authorized; shares
   issued and outstanding 825,649 in
   1996 and 1995                       $    825,649     $  825,649
  Additional paid-in capital                459,671        459,671
  Retained earnings                       3,375,656      3,297,071
                                          ---------      ---------
                                          4,660,976      4,582,391
                                          ---------      ---------
                                       $  9,617,921     $7,845,504
                                          =========      =========

The Notes to Consolidated Financial Statements are an integral part of these statements.

                              * * *

                    MOD-U-KRAF HOMES, INC. AND SUBSIDIARY

                      CONSOLIDATED STATEMENTS OF INCOME
                Years Ended December 31, 1996, 1995, and 1994

                                 1996         1995          1994
                              ----------   ---------     ---------
Net sales                    $11,372,471  $9,083,419    $9,288,807

Cost of goods sold (Note 13)   8,625,822   6,433,361     6,755,710
                              ----------   ---------     ---------
         Gross profit          2,746,649   2,650,058     2,533,097

Selling, general and
  administrative expenses      2,423,006   2,107,624     2,056,209
                              ----------   ---------     ---------
         Operating income        323,643     542,434       476,888

Postretirements benefits
  expense (Note 5)               101,877     127,010       114,749

Non-operating income, net
  (Note 11)                       68,365     192,085       192,845
                              ----------   ---------     ---------

  Income before income taxes     290,131     607,509       554,984

Federal and state income tax
  expense (Note 7)               112,468     228,685       246,780
                              ----------   ---------     ---------

            Net income       $   177,663  $  378,824    $  308,204
                              ==========   =========     =========

Earnings per share           $     .46    $      .46     $     .38
                              ========     =========      ========

The Notes to Consolidated Financial Statements are an integral part of these statements.

                              * * *

                     MOD-U-KRAF HOMES, INC. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                 Years Ended December 31, 1996, 1995, and 1994


                        Common   Additional   Total       Total
                        Stock      Paid-in   Retained  Stockholders
                       ($1 Par)    Capital   Earnings     Equity
                       --------- ---------- ---------- -----------

Balance, December 31,
  1993                  813,655   440,440   2,806,871   4,060,966

  Net income                -         -       308,204     308,204
  Dividends paid
  ($.12 per share)          -         -      ( 98,135)   ( 98,135)
  Other                (      6) (     19)         25         -
                        -------   -------   ---------   ---------
Balance, December 31,
  1994                  813,649   440,421   3,016,965   4,271,035

  Net income                -         -       378,824     378,824

  Dividends paid
  ($.12 per share)          -         -      ( 98,718)   ( 98,718)

  Issuance of 12,000
  shares of
  common stock           12,000    19,250         -        31,250
                        -------   -------   ---------   ---------
Balance, December 31,
  1995                 $825,649  $459,671  $3,297,071  $4,582,391

  Net income                 -         -      177,663     177,663

  Dividends paid
  ($.12 per share)           -         -      (99,078)    (99,078)
                        -------   -------   ---------   ---------
Balance, December 31,
  1996                 $825,646  $459,671  $3,375,656  $4,660,976
                        =======   =======   =========   =========

The Notes to Consolidated Financial Statements are an integral part of these statements.

                              * * *

                   MOD-U-KRAF HOMES, INC. AND SUBSIDIARY

                   CONSOLIDATED STATEMENTS OF CASH FLOWS
               Years Ended December 31, 1996, 1995, and 1994


                                   1996         1995        1994
                                ---------    ---------   ---------
OPERATING ACTIVITIES
  Net income                   $  177,663   $  378,824  $  308,204
  Adjustments to reconcile
    net income to net cash
    provided by operating
    activities:
    Depreciation and
      amortization                286,333      163,912     151,701
    Deferred taxes                 22,100    (   9,631)     52,408
    Loss (gain) on sale
      of equipment                    170          993   (  11,553)
    Increase in cash value of
      life insurance            (  20,787)   (  15,517)  (  22,561)
    Adjustment to post-
     retirement benefits        (  59,002)   (  47,303)  (  53,889)
    Change in certain current
     assets and liabilities:
       (Increase) decrease in:
         Trade and other
           receivables             10,938       92,295   (  71,717)
         Inventories            ( 989,580)   ( 161,811)    266,473
         Income tax receivable  (  46,123)          -           -
         Prepaid expenses           1,566        3,808   (  26,200)
       (Decrease) increase in:
         Accounts payable,
           trade and other
           liabilities            168,522    (  27,859)     88,818
         Accrued compensation   (  30,905)   (   2,769)     70,537
         Customer deposits        270,340    ( 125,234)     99,601
         Income taxes payable   (  60,364)      23,322      31,191
                                ---------    ---------   ---------
            Net cash provided
             by operating
             activities         ( 269,129)     273,030     883,013
                                ---------    ---------   ---------
INVESTING ACTIVITIES
  Proceeds from sale of
    equipment                         -             -       13,900
  Purchase of property and
   equipment, net of debt
   incurred 1996 $1,554,961:
   1995 $1,311,484; 1994 $-0-   ( 379,746)   ( 201,250)  ( 140,481)
  Principal received on notes
  receivable                      820,271    1,675,875   1,324,245
  Notes receivable arising
    from sales                 (  706,246)  (1,092,480) (1,961,384)
  Decrease (increase) in
    certificates of deposit       489,000   (  389,000)    300,000
  Sale (purchase) of U.S.
    Treasury Note                     -        204,935  (  204,935)
                               ----------    ---------   ---------
     Net cash provided by
      (used in) investing
      activities                  223,279      198,080  (  668,655)
                                ----------    ---------   ---------
FINANCING ACTIVITIES
  Proceeds from sale of
    common stock                       -        31,250          -
  Payments on long-term debt    ( 150,000)          -           -
  Cash dividends paid           (  99,078)   (  98,718)  (  98,135)
  Debt issue costs, net of
    debt incurred
    1995 $73,030                      -            -           -
  Funding of reimbursement
    account                     (   7,190)   ( 145,516)        -
  Earnings on unused
    bond proceeds               (  47,350)   (  58,124)        -
                               ----------    ---------   ---------
      Net cash used in
       financing activities     ( 303,618)  ( 271,108)  (   98,135)
                               ----------    ---------   ---------
      Increase in cash and
       cash equivalents         ( 349,468)    200,002      116,223

CASH AND CASH EQUIVALENTS
  Beginning                     1,426,738   1,226,736    1,110,513
                                ---------   ---------    ---------
  Ending                       $1,077,270  $1,426,738   $1,226,736
                                =========   =========    =========
SUPPLEMENTAL DISCLOSURE OF CASH FLOW
  INFORMATION
  Cash payments for:
    Income taxes, net of
      refunds received         $  218,955  $  214,783   $  163,181
                                =========   =========    =========

The Notes to Consolidated Financial Statements are an integral part of these statements.

                              * * *

                   MOD-U-KRAF HOMES, INC. AND SUBSIDIARY

                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              December 31, 1996


Note 1.  Nature of Business and Significant Accounting Policies

         Nature of Business:
         ------------------
         The Company is engaged in the business of manufacturing and selling sectionalized building units of its own design. The Company also customizes a commercial line of products consisting of multi-family and diversified specialty structures. The units are sold primarily to home builders, land developers and realtors in Virginia, Maryland, West Virginia and North Carolina.

         In some cases, the Company provides short-term construction financing which is generally limited to 75 to 80 percent of the estimated fair market value of the completed property. The Company retains a security interest in the property until the contract is paid. The Company's wholly-owned subsidiary developed a small condominium complex in the ski resort area of Gatlinburg, Tennessee and holds mortgage notes for certain units sold. The mortgages were limited to 90 percent of the fair market value of the properties at the time of sale, however, due to market declines, the mortgage balances may exceed 90 percent of the current fair market value of the related property. The Company's exposure to loss on these contracts is limited to the difference between the receivable and the value of the collateral. The Company has not experienced any significant loss on the subsequent sale of repossessed collateral.

         Principles of Consolidation:
         ---------------------------
         The consolidated financial statements include the accounts of the Company's wholly-owned subsidiary, Mountain Resort Building Systems, Inc. All significant intercompany accounts and transactions have been eliminated.

         Cash and Cash Equivalents:
         -------------------------
         For purposes of reporting cash flows, the Company considers most highly liquid investments with an original maturity of three months or less to be cash equivalents.
         Certificates of deposit, regardless of maturity, are not considered cash equivalents.

         The Company maintains its cash accounts in commercial banks located in Virginia. Accounts in each bank are guaranteed by the Federal Deposit Insurance Corporation
         (FDIC) up to $100,000 per bank. A portion of the Company's cash balance is uninsured at year end.

         Valuation of Trade Receivables:
         ------------------------------
         Trade receivables are stated at face amount with no allowance for doubtful accounts because probable uncollectible accounts are immaterial.

         Inventories:
         -----------
         Raw materials are stated at the lower of cost (determined on a first-in, first-out basis) or market. Work in progress and finished goods are stated at the lower of average cost determined on a standard cost basis) or market. Land and units held for sale are stated at the lower of cost (determined on a specific property basis) or market.

         Depreciation:
         ------------
         Depreciation is provided principally on the straight-line method over the estimated useful lives of the depreciable assets for financial reporting purposes. Statutory methods and lives are used for income tax purposes.

         Income Taxes:
         ------------
         Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences from current recognition of deferred compensation for financial reporting purposes and deferred recognition for income tax purposes. The deferred taxes represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

         Recognition of Income:
         ---------------------
         Revenue is recognized for cash-in-advance sales when production of the unit is complete. Revenue is recognized for sales on account when the unit is delivered.

         Estimates:
         ---------
         Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent liabilities and the reported revenues and expenses.

                              * * *

         Earnings Per Share:
         ------------------
         Primary and fully diluted earnings per common share are based on the weighted average number of shares of common stock outstanding and common stock equivalents of dilutive stock options. The weighted average number of actual shares outstanding was 825,649, 821,649 and 813,652 for 1996, 1995 and 1994, respectively.

         Reclassification:
         ----------------
         For comparability, the amounts presented for 1995 and 1994 have been reclassified, where appropriate, to conform to the presentation used for 1996.

Note 2.  Inventories

         The components of inventories are as follows:

                                          1996            1995
                                      -----------     -----------
            Raw materials            $  1,054,192    $    556,194

            Work-in-process               262,091          46,421

            Finished goods                765,236         372,584

            Land and units held
              for sale                    276,827         393,567
                                      -----------     -----------
                           $  2,358,346    $  1,368,766
                  ===========     ===========

         Total general and administrative costs incurred and the portion of those costs remaining in inventory are as follows:
                                1996         1995         1994
                              --------     --------     --------
         General and
         administrative
         costs:
           Incurred          $ 865,408    $ 740,046    $ 715,350
                              ========     ========     ========
           Remaining in
            inventory        $  49,853    $  22,432    $  22,251
                              ========     ========     ========
Note 3.  Notes Receivable

         Notes receivable consist of the following:

                                                1996        1995
                                               --------    --------
        Various mortgage notes receivable,
        interest ranging from 8% to 10%,
        payable in various monthly install-
        ments and balloon payments due at
        various dates through August 1999.
        Secured by deeds of trust on
        certain real estate.                 $  169,990  $  134,888

        Credit line deed of trust notes
        receivable, interest ranging from
        0% to 10.5%, payable at various
        dates through 1996.  Secured by
        deeds of trust on certain real estate.  782,329     921,314

        Other Notes                              14,808      19,325

        Note receivable from the President, pay-
        able in annual principal installments of
        $5,625 plus interest at 5.03%, secured
        by common stock of the Company.          22,500      28,125
                                      ---------   ---------
                                                989,957   1,103,652
                Less current portion            796,721     882,234
                                              ---------   ---------
                                             $  192,906  $  221,418
                                             ==========  ==========

                              * * *

Note 4.  Property and Equipment

         Major classes of property and equipment are as follows:

                                               1996         1995
                                             ---------     --------
            Land and improvements          $  773,539   $  275,590
            Buildings                       2,940,628    1,076,311
            Manufacturing equipment         1,623,065    1,020,645
            Other furniture, fixtures
              and equipment                   432,515      349,592
                                            ---------    ---------
                                            5,769,747    2,722,138
           Less accumulated depreciation   $2,085,797   $1,802,732
                                            ---------    ---------
                                            3,683,950      919,406

           Construction in process            209,881    1,326,221
                                            ---------    ---------
                                           $3,893,831   $2,245,627
                                            =========    =========
           Maintenance and repairs expense incurred amounted to $173,605, $134,405 and $132,178 for 1996, 1995, and
           1994, respectively.

Note 5.  Postretirement Benefits

         The Company is obligated under postretirement benefits agreements with two former officers as follows:

                                               1996         1995
                                             ---------   ----------
         Present value of deferred
         compensation benefits payable to
         the widow of O.Z. Oliver, former
         Treasurer and Chairman of the Board,
         at $6,311 monthly until the earlier
         of her death or September 2006,
         discounted at 8.50%.                $  500,797  $  532,477

         Present value of deferred
         compensation benefits payable to
         Robert K. Fitts, former President
         and Chairman of the Board, at
         $5,560 monthly until his death
         after which the benefits are payable
         to his spouse, Mary L. Fitts until
         the earlier of her death or July
         2007, discounted at 8.50%.             500,903     523,974

         Present value of estimated
         postretirement benefits other than
         pensions discounted at 8.50%.
         Details are presented below.           145,486     149,737
                                              ---------   ---------
                                              1,147,186   1,206,188
                  Less current portion           66,490      75,366
                                              ---------   ---------
                                             $1,080,696  $1,130,822
                                              =========   =========
         The Company is obligated to pay a fixed monthly amount for health care coverage to the above payees. The
         Company is also obligated to pay up to $10,000 annually in premiums for a life insurance policy assigned to the former President.

         The Company accounts for these obligations in a manner similar to that described in Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Potretirement Benefits Other than Pensions" under which such costs are recognized as incurred rather that when paid. The statement is not required to be applied to benefits payable to selected employees under terms of individual contracts. However, it is management's opinion that adoption of the standard is preferable for financial reporting purposes.

                              * * *

Note 6.  Long-Term Debt

         On July 12, 1995, the IDA of Franklin County, VA issued bonds in the amount of $3,000,000 to finance the construction of a manufacturing facility. The Series 1995 Variable Rate Demand Industrial Revenue Bonds are secured by the Company's Irrevocable Letter of Credit with Crestar Bank. The letter of credit agreement subjects the Company to certain financial and operating covenants, all of which the Company was in compliance with at year end. Crestar Bank holds a first lien and security interest on the new facility. The bonds are payable in equal annual principal amounts of $150,000 through 2015. The interest rate was
         4.1 and 4.95 percent at December 31, 1996 and 1995, respectively.

         The Company has entered an agreement of sale to purchase the facility from the IDA. The Company's obligation under the Agreement of Sale is equal to the required principal and interest payments on the bonds and is payable in monthly installments currently estimated at $22,750. The monthly payments are deposited into a Reimbursement Account with Crestar Bank and used to pay all principal, interest and fees related to the Bonds. The Company also agreed to maintain an additional required deposit in the reimbursement account equal to 55 days of interest at 15.0 percent on the bonds. The Reimbursement Account balance was follows:

                                                 1996         1995
                                                 ----         ----
           Required prepaid interest deposit  $ 67,811    $  67,811
           Unused monthly principal deposits    75,000       75,000
           Earnings                              9,895        2,705
                                              --------     --------
                                              $152,706    $ 145,516
                                              ========     ========

         The Company's policy is to reflect the balance of the reimbursement account as an asset until the funds are used by the trustee for payment of bond obligations, at which time the Company reduces its obligations under the asset sale agreement.

         As of December 31, 1996, $2,939,755 of the bond proceeds have been drawn from the trustee. The Company's obligation under the asset sale agreement is reflected at the amount of bond proceeds that have been drawn less cumulative payments of $150,000. Any unused proceeds will be used for early retirement of bonds.

         Amounts earned on bond proceeds prior to their being drawn from the trustee are to be applied to principal reduction in the future. These earnings amounted to $105,474 and $58,124 at December 31, 1996 and 1995, respectively.

         Debt issue costs will be amortized over the term of the debt.

         Estimated aggregate maturities of principle on long-term debt obligations are $150,000 annually through 2015.

Note 7.  Income Taxes

         The provision for income taxes consists of the following
         components:
                         1996                       1995
              --------------------------- -------------------------
              Federal    State   Total   Federal    State   Total
              --------- -------- -------- -------- -------- -------
Current tax
expense       $ 65,951 $ 24,417 $ 90,368 $194,664 $ 43,652 $238,316

Deferred tax
expense
(benefit)       16,858    5,242   22,100  (12,973)   3,342 ( 9,631)
               -------  -------- -------  -------- ------- --------
              $ 82,809 $ 29,659 $112,468 $181,691 $ 46,994 $228,685
              ========  ======= ======== ======== ======== ========

                         1994
             ---------------------------
              Federal    State   Total
             ---------  ------- --------
Current tax
Expense       $156,446 $ 37,926 $194,372

Deferred tax
expense
(benefit)       48,598    3,810   52,408
             ---------  ------- --------
              $205,044 $ 41,736 $246,780
             ========= ======== ========
         Deferred tax expense (benefit) results from temporary difference in the recognition of revenue and expense for tax and financial reporting purposes. The sources of the differences and the tax effect of each are as follows:

                                      1996       1995      1994
                                    --------  --------  ---------
     Differing cost basis of
       property and equipment
       for tax and financial
       reporting purposes          $   8,067  $(24,248) $  34,884


     Amounts expensed when
       incurred, deducted when paid:
       Deferred Compensation          21,959    18,285     17,970
       Warranty & accrued vacation  (  4,658) (  1,437)  (  2,114)
       Contributions                ( 11,020)       -          -
       Other, net                      7,752  (  2,231)     1,668
                                    --------   -------   --------
                                   $  22,100  $( 9,631) $  52,408
                                    ========   =======   ========

                              * * *

         Total tax provisions differ from amounts computed by applying the statutory Federal income tax rate to income before income taxes for the following reasons:

                       1996             1995             1994
                   ---------------  ---------------  --------------
                  Percent          Percent          Percent
                             of               of               of
                           Pretax           Pretax           Pretax
                   Amount  Income   Amount  Income   Amount  Income
                  -------- ------  -------- ------  -------- ------
Income tax expense
 at statutory
 federal rate     $ 98,645  34.0%  $206,553  34.0%  $188,695  34.0%
Increase in income
taxes from:
 State income taxes,
 net of federal
 tax effect         11,605   4.0%    24,300   4.0%    22,199   4.0%
 Other, net          2,218   1.0%   ( 2,168) (0.4%)   35,886   6.5%
                   --------  -----  --------  -----  --------  ----
                  $112,468  39.0%  $228,685  37.6%  $246,780  44.5%
                  ========  =====  ========  =====  ========  =====

Note 8.  Fair Value of Financial Instruments

         The methods used to estimate the fair value of each material class of financial instruments are as follows:

         Cash, Short-term Investments, Trade Receivables and
           Payables:
         ---------------------------------------------------
         The carrying amount is a reasonable estimate of the fair value because of the short maturity of these instruments.

         Notes Receivable:
         ----------------
         Fair values are estimated by discounting the future cash flows using the current rates at which similar loans would be made with similar credit ratings and for the same remaining maturities. At December 31, 1996 and 1995, carrying values approximate fair values.

         Debt:
         ----
         The interest rate on the long-term debt is reset weekly to reflect current market rates. Consequently, the carrying value of debt approximates fair value.

Note 9.  Stock Option Plan

         The Company previously had 150,000 shares of common stock reserved for issuance to key employees under an incentive stock option plan, which terminated February 24, 1993. Options were granted at prices equal to the fair market value on the dates of grant except for 10 percent stockholders for which the price was not less than 110 percent of fair market value. Options are exercisable in cumulative installments over a 5-year period commencing at the date of grant and expiring at the end of the fifth year. The only activity in the plan for 1994 through 1996 was the exercise of 12,000 options at $3.125 per share in 1995. All other options granted were previously exercised or expired unexercised.

Note 10. Profit Sharing Plan and Trust

         The Company has a contributory profit-sharing plan complying under Section 401(k) and certain other provisions of the Internal Revenue Code. The plan covers a majority of all employees meeting minimum eligibility requirements. Participants may elect to have before-tax (salary reduction) contributions to be made to the plan on their behalf. The Company matches such before-tax contributions in the proportion determined by the Board of Directors at its discretion on an annual basis. Additionally, the Company may at the Board's discretion make an additional contribution based on the Company's pre-tax earnings. The Company's total contributions to the plan were $40,142, $53,010, and $52,401 for 1996, 1995 and 1994, respectively.

                              * * *

Note 11. Non-operating Income

         Non-operating income is composed of the following:

                                  1996        1995        1994
                                --------    --------    --------
         Interest income       $ 130,119   $ 175,971   $ 159,586
          Interest expense,
           net of earnings
            on debt proceeds   (  64,603)    ( 4,867)    (   445)
          Rental and other
            income                 3,205      22,091      22,250
          Other, net           (     356)    ( 1,110)     11,454
                                --------    --------    --------
                               $  68,365   $ 192,085   $ 192,845
                                ========    ========    ========

Note 12. Commitments and Contingencies

         Employment Contracts:
         --------------------
         The Company is obligated under employment contracts with the President and Vice President. Combined base annual compensation under the contracts is approximately $140,000. The contracts provide for payment of incentive compensation based on certain percentages of pretax income of the Company, exclusive of any extraordinary items.

         Death Benefit:
         -------------
         The Company is obligated to provide a death benefit to the estate of the Vice President in the amount of $35,000. The Company has recognized a liability in the amount of $15,480, the estimated present value of this obligation discounted at 8.50 percent. The Company is carrying a term life insurance policy in the amount of $35,000, the purpose of which is to fund the death benefit.

         Sales and Service Tax Audit:
         ---------------------------
         The Company is undergoing an audit of its West Virginia sales and service tax returns. The West Virginia Department of Revenue has assessed the Company an additional tax of $117,999 and related interest. The Company's attorneys have filed a Petition for Reassessment with the State. In the opinion of the Company's legal counsel, the Company's chances of success on the current assessments are favorable.

Note 13. Related Party Transactions

         In the normal course of business, the Company makes purchases from a supplier owned by a director of the Company. Purchases from this supplier totaled $662,539, $462,654 and $484,701 for 1996, 1995 and 1994,
         respectively.

         The Company has notes receivable from various shareholders (Note 3) and is obligated under deferred compensation agreements to two former employees (Note 5).

                              * * *

                              OFFICERS

           Dale H. Powell, President & Chairman of the Board

        Edwin J. Campbell, Vice President & Corporate Secretary

                  Jeffrey L. Boudreaux, Controller


                              DIRECTORS

                    Dale H. Powell, Board Chairman

                          Edwin J. Campbell

                          W. Curtis Carter

                          J. Dillard Powell

                           Bobbie L. Oliver

                           Mary L. Fitts

                              * * *

                       "INSIDE BACK COVER"

         "picture of Mod-U-Kraf's new production facility"

Mod-U-Kraf's new plant is located in the Franklin County-Rocky Mount Industrial Park at 260 Weaver Street, Rocky Mount, Virginia. The 104,000 sq. ft. facility officially opened for production in July, 1996.


        "picture of ribbon cutting at grand opening ceremony"

Grand opening and ribbon cutting ceremony was held on July 18, 1996. (L to R): Delegate Allen Dudley; Mod-U-Kraf President and Board Chairman Dale Powell; guest speaker Wayne Sterling, Director of Economic Development for the Commonwealth of Virginia; Mod-U-Kraf Vice President Joe Campbell and Congressman Virgil Goode, Jr.

                              * * *

                         "BACK COVER"

                        "company logo"

MOD-U-KRAF HOMES, INC.  P.O.BOX 573  ROCKY MOUNT, VIRGINIA
   AND SUBSIDIARY

<end of report>